SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant  has duly  caused  this  report  to be  signed  on its  behalf of the
undersigned, thereunto duly authorized.

. FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By:	/s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer

Date:  January 12, 2010


FEMSA
Heineken
January 11, 2010

Safe Harbor Statement

FEMSA Heineken

During this presentation management may discuss certain forward-looking statements concerning FEMSA's future performance that should be considered as good faith estimates made by the Company. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact FEMSA's actual performance.

FMX LISTED NYSE

Agenda

FEMSA Heineken

- Transaction Overview
- Transaction Rationale
- FEMSA Going Forward
- Closing Remarks

Transaction Overview

FEMSA Heineken

- FEMSA exchanges FEMSA Cerveza for a 20% economic interest in Heineken
  - 43,018,320 shares of Heineken Holding NV
  - 72,182,201 shares of Heineken NV of which 29,172,502 will be delivered pursuant to Allotted Share Delivery Instrument
  - US $2.1 Billion of assumed debt


Heineken Holding N.V
Free Float 35.06%
L´Arche Green 50.005%
FEMSA 14.94%
Heineken N.V
Free Float 37.465%
Heineken Holding NV 50.005%
FEMSA 12.53% (1)

- Total value of US$7.347 billion (using closing prices as of Jan 8, 2010).
- Transaction has been approved by FEMSA Board of Directors and is subject to shareholder approval on the basis of all shares voting equally.
- Transaction expected to close in 1H 2010, subject to regulatory approval.

(1) Includes Delivery of Allotted Shares of Heineken NV

Transaction Overview

FEMSA Heineken

Allotted Share Delivery Instrument

- FEMSA and Heineken have agreed that 29,172,502 Heineken NV shares will be delivered to FEMSA over a period of not more than 5 years in order to accommodate the Heineken structure.
- The expectation is that Heineken will acquire shares in the secondary market for delivery to FEMSA, although Heineken will have the option to satisfy this obligation by issuing new shares.
- Pending actual delivery of the shares, FEMSA will be entitled to all the economic rights, including dividends, related to these shares.
- If Heineken is unable to satisfy its Alloted Share delivery obligations, these obligations may be settled in cash with a significant penalty.

Transaction Overview

FEMSA Heineken

Transaction Value	US$ 7.347 Bn
▪ Market value of Heineken NV and Heineken Holding shares to be received by FEMSA(1)	US$ 5.247 Bn
▪ Net debt and other liabilities to be assumed by Heineken(2)	US$ 2.100 Bn
FEMSA Cerveza LTM EBITDA(3)	US$ 671.0 MM
Implied Transaction Multiple	10.9x

(1) Based on respective closing prices as of Jan. 8, 2010 and an € -US exchange rate of 1.4415.

(2) Includes: (i) bank debt registered or to be transferred to Cerveza; (ii) the mark-to-market of hedging instruments relating to financings (interest rates and currency); (iii) intercompany loans to Cerveza; and (iv) liability associated with unfunded pension at Cerveza, net of cash and cash equivalents to be transferred to Heineken.

(3) Last 12 months EBITDA reported as of Sept. 30, 2009, adjusted to reflect non-cash amortization of customer agreements as a cash expense, and converted from MXN to US at the average of the "fixed" rate published by Banco de México.

Governance Provisions

FEMSA Heineken

- In connection with FEMSA's 20% economic interest in Heineken, FEMSA will be entitled to appoint two members of the Heineken NV Supervisory Board.
- First FEMSA Representative will be Jose Antonio Fernández Carbajal and he will also serve as:
  - Vice Chairman of the Heineken NV Supervisory Board
  - Chairman of the newly formed Americas Committee
  - Member of the Heineken Holding NV Board.
- Second FEMSA Representative on the Heineken NV Supervisory Board will be named in due course and will be a member of FEMSA's senior management team.

Related Company Arrangements

FEMSA Heineken

- OXXO will maintain its exclusive commercial agreement for a 10-year term.

- Kaiser will maintain its existing distribution agreements with The Coca-Cola bottler system in Brazil.

- Ancillary agreements have been entered into with certain FEMSA subsidiaries with respect to supply agreements and corporate services.

Agenda

FEMSA Heineken

- Transaction Overview
- **Transaction Rationale**
- FEMSA Going Forward
- Closing Remarks

Transaction Rationale

FEMSA Heineken

- Given the ongoing reconfiguration of the global brewing industry, and the resulting need to increase scale and geographic reach to compete effectively, FEMSA has transformed its beer operations into a 20% economic stake in Heineken.
- Heineken presented us with the most compelling opportunity to transform our brewing assets.
- Heineken has the global footprint, scale, brand building and innovation capabilities, as well as the only truly global beer brand, to compete and win on a global scale.
- The transaction unlocks significant value created by FEMSA during the past decade.
  - Consistent strengthening of competitive position, brand portfolio and operational capabilities have driven the economic value we realize today.
- FEMSA's potential for long-term value creation is enhanced by this investment.
  - FEMSA shareholders will benefit from strong growth prospects in the global brewing space, as well as improved diversification across markets.
- This transaction increases FEMSA's corporate and financial flexibility.
  - We will use this flexibility to pursue the significant growth opportunities we see for KOF and Oxxo.
  - We expect to contribute significantly to Heineken's success globally and in Mexico in particular.

Transaction Rationale

FEMSA Heineken

- Heineken: Proven leadership in innovation, brand building and development.
  - Unique among global beer platforms in it focus on premium brands, an attractive position for long term success.
  - Proven track record developing and strengthening local brands, with flexibility to operate in local markets with specific needs.
- FEMSA: Strong operational capabilities.
  - Advanced process-based execution supported by world-leading IT platform.
  - Strong logistics capabilities at every level of value chain.
- Cultural compatibility between FEMSA and Heineken, alignment of corporate values and vision.
  - Proven successful collaboration in USA and Brazil.
  - Highly complementary capabilities in brand development and execution excellence.


T
Heineken
Beer

Transaction Rationale

FEMSA Heineken

- Heineken is the world's leading premium beer brand and the most international brewer.
- A leading global brewer with 162 mn hl of beer volume as of 2008.
  - Operations in over 70 countries.
  - Portfolio of more than 200 beer brands.
- Strong portfolio of superior local and international premium brands.
- Proven innovation capabilities and platform.
- Leading position in diversified and balanced mix of markets.
  - Mature markets in Europe and North America.
  - Developing markets in Central/Eastern Europe, Africa, and Southeast Asia.



Creating Value for Both Parties

FEMSA Heineken

Heineken

- Expands geographic scope by enhancing diversification and presence in Emerging Markets
- Broad access to Mexico, one of most attractive and profitable beer markets in the world
- Access to FEMSA Cerveza's strong brands with momentum and global potential

Both

- Cultural fit between organizations
- Alignment of corporate values and vision
- Highly complementary capabilities between Heineken and FEMSA

FEMSA

- Maximizes growth prospects by integrating with a truly global platform
- Unlock value created over the past decade
- Enhanced value creation through Heineken stake
- Increases corporate and financial flexibility to focus on KOF and OXXO

Additional Opportunities

FEMSA Heineken

- Based on our prior relationships, we anticipate Heineken and FEMSA will be able to cooperatively develop future business opportunities.
- Agreements governing our investment contemplate a framework for cooperation in case markets suggest an integrated approach.
- Potential to realize value from an integrated platform by leveraging skills and reach of Coca-Cola FEMSA and OXXO across the region.
- Continue exploring opportunities for operational efficiencies, such as shared services, back office, procurement and other support activities.

Agenda

FEMSA Heineken

- Transaction Overview
- Transaction Rationale
- **FEMSA Going Forward**
- Closing Remarks

FEMSA Going Forward

- Benefit from participation in Heineken's future value creation in Latin America and beyond.
- Transaction enables FEMSA to focus and concentrate efforts on Coca-Cola FEMSA and FEMSA Comercio, continue developing operational excellence and maintain dominant market positions.
- The combined strength of the balanced investments in these three iconic branded companies should provide significant opportunities for further growth and generate compelling investment returns.


FEMSA
53.7%
100%
20%
Coca-Cola FEMSA
OXXO
Heineken
Largest Coke bottler in Latin America, second largest in the world
Market leader and fastest growing retail chain in Mexico
The world's most international brewer

FEMSA Going Forward: Coca-Cola FEMSA

FEMSA Heineken

- Work closely with The Coca-Cola Company to pursue further consolidation opportunities for Coca-Cola FEMSA.
- Take advantage of Coca-Cola FEMSA's proven track record of operational excellence.
- Maintain position as one of the leading bottlers in the global Coca-Cola system.
  - Continue to grow Non-Alcoholic Beverage business.


Mexico
Guatemala
Nicaragua
Costa Rica
Panama
Colombia
Venezuela
Brazil
São Paulo
Buenos Aires
Argentina

FEMSA Going Forward: FEMSA Comercio

FEMSA Heineken

- Maintain focus on OXXO's extraordinary growth potential, across Mexico and other suitable markets.
- Be the most successful convenience store operator across Latin America.
- Continue driving agenda to define the convenience category in the region.


OXXO Stores
7,329
1,997
1999
2001
2003
2005
2007
2009

FEMSA Going Forward

FEMSA Heineken

- Through our investment in Heineken and our longstanding partnership with The Coca-Cola Company in Coca-Cola FEMSA, FEMSA is now affiliated with the two most iconic global beverage brands.
- Furthermore, FEMSA has independently grown OXXO into the dominant convenience store brand in the region.
- FEMSA has the right skills and the right people to continue the path of operational excellence in both retail and soft drinks.
- Opportunities will continue to develop across these businesses.
- Our relationship with Heineken will allow for further cooperation between our respective areas of expertise.
- FEMSA has achieved considerable financial and strategic flexibility as a result of this transaction and we are committed to further strengthening our soft drinks and retail businesses based on our proven track record to create shareholder value.

Agenda

FEMSA Heineken

- Transaction Overview
- Transaction Rationale
- FEMSA Going Forward
- **Closing Remarks**

Closing Remarks: Growing with Three Dominant Brands

FEMSA Heineken

- Sustained growth and leadership through further consolidation of the regional Coca-Cola system and increased development of the NAB segment.
- Accelerated growth of store base in Mexico and beyond, while focusing on improving the value proposition to drive same-store sales and expand margins.
- Participation in growth of the leading premium brand-driven global brewer, with a balanced reach across developed and emerging markets.


DOS EQUIS
XX
CERVEZA
CERVEZA
DOS EQUIS
Lager Especial
FEMSA
Heineken
Heineken
HEINEKEN LAGER BEER
Heineken
PREMIUM QUALITY

FEMSA Pro Forma Debt

FEMSA Heineken

- Balances as of 12/31/09 (in millions of US$)

	Total Debt	Cash	Net Debt
FEMSA Holding (1)	$792	$1,352	($560)
Comercio	242	63	178
Subtotal	1,034	1,416	(382)
Coca-Cola FEMSA	1,219	657	562
Consolidated	$ 2,253	$ 2,073	$ 180

(1) FEMSA Holding cash includes intercompany loans due to FEMSA which will become obligations of Heineken,

(2) Reflects 100% of debt and cash balances estimated for Coca-Cola FEMSA as of 12/31/09.